Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

OF

HARVARD HOLDINGS INTERNATIONAL, INC.

FIRST: That at a meeting of the Board of Directors of HARVARD HOLDINGS INTERNATIONAL, INC. resolution were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment are as follows:

Resolved, that the Certificate of Incorporation of this corporation be aended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

The Corporation shall be authorized to issue One hundred million (100,000,000) shares of voting common stock with par vaue of $.0001 per share;

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said crporation was duly called and  held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be redued under or by reason of said amendment.

I, Arnold Leonora, President of HARVARD HOLDINGS INTERNATIONAL, INC. do make this certificate hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 28th day of September, 2006.

/s/ Arnold Leonora
President